As filed on January 19, 1998

                                                               File No. 70-9341

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                --------------------------------------------------

                             PRE-EFFECTIVE AMENDMENT
                                      NO. 1
                                     TO THE
                        FORM U-1 APPLICATION/DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
               ----------------------------------------------------

                           New Century Energies, Inc.
                             1225 Seventeenth Street
                              Denver, CO 80202-5534

                    (Names of companies filing this statement
                  and addresses of principal executive offices)
                ----------------------------------------------------

                           New Century Energies, Inc.

                 (Name of top registered holding company parent)
                ----------------------------------------------------

                          Teresa S. Madden, Controller
                           New Century Energies, Inc.
                             1225 Seventeenth Street
                           Denver, Colorado 80202-5534

                     (Name and address of agent for service)

The Commission is requested to send copies of all notices, orders and communications in connection with this Application/Declaration to:

 William M. Dudley, Esq.                         William T. Baker, Jr., Esq.
 New Century Services, Inc.                      Thelen Reid & Priest LLP
 1225 Seventeenth Street                         40 West 57th Street
 Denver, Colorado  80202-5534                    New York, New York  10019-4097

     New    Century     Energies,     Inc.    ("NCE")    hereby    amends    its
Application/Declaration on Form U-1, docketed in File No. 70-9341, as follows:

         1. By replacing the second paragraph of Item 1 (Description of Proposed Transaction) with the following:

                  In  this   Application/Declaration,   NCE  requests  that  the
         Commission exempt it from the requirements of Rule 53(a)(1), with respect to the investing by NCE of proceeds from its financings and the issuance of its guarantees authorized by the Commission in File No. 70-9007 (or as may be authorized by the Commission in other dockets), by allowing NCE to have an aggregate investment in exempt wholesale generators ("EWGs") and foreign utility companies ("FUCOs"), as calculated in accordance with Rule 53(a)(1)(i), in an amount up to NCE's consolidated retained earnings, as determined in accordance with Rule 53 (a)(1)(ii).1

         --------------------------
         1        [Footnote 1 not modified.]

         2. By replacing the last paragraph of Item 1.A.2. (File No. 70-9007) with the following:

               Concurrent with the filing of this Application/Declaration, NCE has filed an Application/Declaration on Form U-1 (File No. 70-9397) requesting, among other things, that various of the financing limits approved by the Commission in File No. 70-9007 be increased. NCE has proposed to relinquish its current authorization in File No. 70-9007 upon the effective date of the Commission's order in the File No. 70-9397 proceeding approving NCE's application.

         3. By replacing the first paragraph (including footnote 3) of Item 1.B. (Proposed Modifications to Prior Orders; Applicability of Proposed Transactions to Pending and Future NCE Financing Applications) with the following:

                  As of December 31, 1997,  NCE's  aggregate  investment in EWGs and FUCOs, pro forma to include NCE's initial investments in Yorkshire Electricity and IPC, was approximately $364.4 million, and its average consolidated retained earnings were approximately $715.6 million. As of September 30, 1998, the aggregate investment figure was the same, and average consolidated retained earnings were approximately $677.8 million. NCE's aggregate investment, including Yorkshire Electricity and IPC, pro forma, is in excess of the 50% limit in Rule 53(a)(1).3 On the other hand, if NCE had authority to make aggregate investments in EWGs and FUCOs in an amount equal to 100% of its consolidated retained earnings using proceeds from its external financings or other credit-supported arrangements, NCE could have invested an additional $351.2 million as of December 31, 1997, or $313.4 million as of September 30, 1998.

         --------------------------
         3 The ratio of NCE's aggregate investment to its consolidated retained earnings as of December 31, 1997 equaled 50.9% and as of September 30, 1998 equaled 53.8%. The event that caused the NCE system to exceed 50% of consolidated retained earnings was the imposition of a U.K. government-mandated windfall tax on Yorkshire Electricity, which is discussed below, not a new investment.

         4. By replacing the fifth paragraph of Item 1.C.1.a. (Yorkshire Electricity) with the following:

                  With the exception of the loss associated with a windfall tax in 1997,6 Yorkshire Electricity has made, and NCE anticipates that Yorkshire Electricity will continue to make, a positive contribution to NCE's earnings per share. NCE's after-tax earnings (excluding the extraordinary windfall tax) related to its investment in Yorkshire Electricity were approximately $36.1 million or $0.34 per average share of common stock outstanding for the nine-month period ending December 31, 1997 and approximately $47.0 million or $0.42 per average share of common stock outstanding for the eleven months ended November 30, 1998.6A In fact, NCE believes that it and its partner, AEP Resources, can through the sharing of best practices improve Yorkshire Electricity's already strong performance. Moreover, in addition to providing NCE with a relatively stable source of income in the future, NCE believes that there are lessons for it to learn, which can be applied to the operations of the NCE Operating Companies, from the approaches that Yorkshire Electricity takes in response to the deregulation of the electric utility industry occurring in the U.K.

         ----------------------------
         6        [Footnote 6 not modified.]
         6A       In the aggregate,  NCE's investments in EWGs and FUCOs,  again treating Yorkshire Electricity and IPC as FUCOs, have made a positive contribution to overall earnings (excluding the extraordinary windfall tax).

         5. By replacing the first sentence of Item 1.C.1.b. (IPC) with the following:

                  NCE, through NCI, owns a 21.6% interest in IPC, a company organized under the laws of the United Kingdom.

         6. By replacing the first paragraph of Item 1.C.2.b. (Central Piedra Buena) with the following:

                           b.        Piedra Buena
                                     ------------

                           By virtue of its ownership in IPC, NCI acquired a 21.6% ownership interest in Independent Power International Ltd. ("IPI") for no additional investment.9 IPI was established under the laws of the Jersey Islands by the owners of IPC. IPI, through a wholly-owned subsidiary, Corporacion Independiente Energie S.A., an Argentine corporation, owns a 39% interest in Central Piedra Buena, an Argentine corporation that owns the Piedra Buena power station, a 620 MW gas-fired plant in Bakia Blanca, Argentina, that is in operation. IPI's acquisition was financed through a loan by IPC.

         ---------------------------
         9.       [Footnote 9 not modified.]

         7. By replacing subsection 1 of Item 3.B.1. (The Proposed Transactions Will Not Have a Substantial Adverse Impact Upon the Financial Integrity of the NCE System) with the following:

                           The use of proceeds from the issuance of debt and equity securities of NCE to make aggregate investments in EWGs and FUCOs, and the issuance of, or provision for, Guarantees in connection therewith by NCE, in amounts of up to NCE's consolidated retained earnings will not have a "substantial adverse impact" on the financial integrity of the NCE System.

                           The lack of any "substantial adverse impact" on NCE's financial integrity as a result of increased levels of investments in EWGs and FUCOs can be demonstrated in several ways, including the analysis of historic trends in NCE's consolidated capitalization ratios and retained earnings and the market view of NCE's securities. Consideration of these and other relevant factors supports the conclusion that the issuance of securities and Guarantees by NCE to finance investments in EWGs and FUCOs exceeding the 50% consolidated retained earnings limitation in Rule 53(a)(1) will not have any "substantial adverse impact" on the financial integrity of NCE.

                           a.       Key financial ratios/benchmarks
                                    -------------------------------

                                    i.      Capitalization ratios
                                            ---------------------

               Aggregate investments in EWGs and FUCOs (as defined in Rule 53(a)) in amounts up to 100% of NCE's consolidated retained earnings ($677.8 million as of September 30, 1998) would still represent a relatively small commitment of NCE capital for a company the size of NCE, based on various key financial ratios at September 30, 1998. For example, investments of this amount would be equal to only 13.7% of NCE's total consolidated capitalization ($5.0 billion), 11.8% of consolidated net utility plant ($5.8 billion), 9.1% of total consolidated assets ($7.5 billion), and 12.5% of the market value of NCE's outstanding common stock ($5.4 billion) as of September 30, 1998. The following chart shows how these compare to the same percentages for Southern, CSW, GPU, Cinergy, and AEP, as reflected in each system's respective 100% Orders.

                Investments in EWGs and FUCOs (assuming equal to 100% of consolidated retained earnings) as a percentage of:

                                Consolidated                      Market Value
              Consolidated      Net Utility    Total Consoli-     of Outstanding
Company       Capitalization    Plant          dated Assets       Common Stock
-------       --------------    -----------    --------------     --------------

Southern          16.3%          15.4%             11%                20.4%
CSW               23%            23%               14%                31%
GPU               24.9%          34.2%             19.4%              49.8%
Cinergy           16%            16%               11%                19%
AEP               16%            13.8%             9.8%               18.5%
Average of above  19.2%          20.5%             13%                27.7%
NCE               13.7%          11.8%             9.1%               12.5%

         This comparison verifies that an aggregate investment of 100% of NCE's consolidated retained earnings would involve a relatively small commitment of capital for a company of NCE's size. Moreover, in every category, the NCE percentage is lower than the applicable percentage for the other registered systems that have 100% Orders.

               NCE's credit rating is currently BBB+ by Standard & Poor's, Baa1 by Moody's, and A- by Duff & Phelps. NCE's consolidated capitalization and interest coverage ratios for 1997 (pro forma since the Merger was only completed in August of 1997 and also to make adjustment to eliminate the effects of the U.K. Windfall Tax, which was accounted for as an extraordinary item) are within industry ranges set by independent debt rating agencies for BBB rated companies, as shown below:

          NCE Consolidated  1997 Debt to  Capitalization  and Interest  Coverage
          ----------------------------------------------------------------------
          Ratios  (Excluding  Non-Recourse  Project  Debt)  for the  Year  Ended
          ----------------------------------------------------------------------
          December 31, 1997 and for the Twelve Months Ended September 30, 1998*
          --------------------------------------------------------------------

                                         Year Ended           12 Mos. Ended
                                         12/31/97             9/30/98
                                         ----------           --------------

         Total Debt/Capital              50.8%                50.6%
         Pre-Tax Interest Coverage       3.1x                 3.8x
         Funds from Operations
                  Interest Coverage      2.7x14               4.7x

          Average Industry Ratios for BBB Rated Investor-Owned Utilities for the
          ----------------------------------------------------------------------
          Twelve Months Ended June 30, 1998**
          ---------------------------------

                                            12 Mos. Ended     12 Mos. Ended
                                            12/31/97          6/30/98
                                            -------------     --------------

         Total Debt/Capital                 49.7%             52.4%
         Pre-Tax Interest Coverage          2.6x              2.8x
         Funds from Operations
                  Interest Coverage         3.3x              3.6x

               * Consistent with rating agency treatment, mandatorily redeemable preferred securities are not included in debt and related interest coverage ratios.
               ** Standard & Poor's Utility Financial Statistics (Nov. 1997 and Nov. 1998).

               NCE's pro forma consolidated capitalization ratios as of December 31, 1997 were 49.2% equity (including mandatorily redeemable preferred securities and common and preferred equity) and 50.8% debt (including approximately $590 million of short-term debt). NCE's pro forma consolidated capitalization ratios as of September 30, 1998 were 49.4% equity (including mandatorily redeemable preferred securities and common and preferred equity) and 50.6% debt (including approximately $560 million of short-term debt). No non-recourse debt of the NCE Companies' EWGs and FUCOs is consolidated for financial reporting purposes. This ratio continues to be within industry ranges set by independent debt rating agencies for BBB rated companies.

                                    ii.     Consolidated retained earnings
                                            ------------------------------

                    Again,  using pro forma  numbers  (since the Merger was only completed in August of 1997 and to make adjustments for the effects of the U.K. Windfall Tax), NCE's consolidated retained earnings have grown on average almost 6.0% per year for the period from December 31, 1994 through September 30, 1998. Consolidated retained earnings increased $63 million during 1995, a 9.6% increase; by $53 million during 1996, a 7.4% increase; and decreased by $3 million during 1997 (the year in which the Merger was completed), a 0.5% decrease.15 For the nine months ended September 30, 1998, consolidated retained earnings increased $39.6 million or 5.2% from year end 1997.

                    Although   it  is  not   possible   to  compare  on  a  pure
               apples-to-apples basis, NCE's average annual retained earnings growth rate is within the range of growth rates for those other systems that have obtained 100% Orders.

                                    iii.    Rule 53(b) factors
                                            ------------------

                    With   respect   to  the   relevant   financial   benchmarks
               specifically contemplated by Rule 53(b), none is applicable: (1) there has been no bankruptcy of an NCE associate company (Rule 53(b)(1)); (2) NCE's average consolidated retained earnings for the four most recent quarterly periods have not decreased by 10% from the average for the preceding four quarterly periods (Rule 53(b)(2)); and (3) in the previous fiscal year, NCE did not report operating losses attributable to its direct or indirect investments in EWGs and FUCOs that exceeded an amount equal to 5% of consolidated retained earnings (Rule 53(b)(3)).

                    NCE   undertakes  to  notify  the  Commission  by  filing  a
               post-effective amendment in this proceeding in the event that any of the circumstances described in Rule 53(b) arise during the authorization period.

                                    iv.     Other indicators
                                            ----------------

                    Other financial  indicators  show the financial  strength of
               NCE. For example, on a pro forma basis to reflect both the Merger and to eliminate the effect of the U.K. Windfall Tax on Yorkshire Electricity in 1997, NCE's basic and diluted earnings per share (before extraordinary items) and return on equity were $2.64 and 12.8%, respectively, for the year ended 1996 and $2.50 and 11.6%, respectively, for the year ended 1997. For the twelve months ended September 30, 1998, NCE's basic and diluted earnings per share and return on equity were $2.90 and 13.5%, respectively.

                           b.       Market assessment of NCE
                                    ------------------------

                                    i.      Assessment of growth and earnings
                                            ---------------------------------

                    The market's  assessment of NCE's future growth and earnings also compares favorably to other electric utility issuers (again using pro forma figures). This can be shown by comparison of NCE's price-earnings and market-to-book ratios, as compared to industry averages. These measures indicate investor confidence in NCE.

                                                       1997             9/30/98
                                                       ----             -------
                           P/E Ratio:
                           ---------
                           NCE                         19.2             16.8
                           Electric Industry           15.9*            16.6**

                           Market-to-Book Percent:
                           ----------------------
                           NCE                         215%             211%
                           Electric Industry           175%*            191%**

               *    1997  industry   average  taken  from  Regulatory   Research
                    Associates, Inc. - Utility Focus 1/6/98 Table II.

               ** Industry average taken from Regulatory Research Associates, Inc. - Utility Focus 10/2/98 Table I.

                    An  average  to  above  average   price/earnings  ratio  and
               market-to-book percents were noted as indicators of favorable market assessments in all of the 100% Orders.

                                    ii.     Dividend Payout Ratio
                                            ---------------------

                    NCE's  indicated  dividend  rate at  September  30, 1998 was
               $2.32 per share. When calculated against NCE's earnings per share of $2.90 for the twelve months ended September 30, 1998, the payout ratio is close to the electric utility average.

                                                         9/30/98
                                                         -------
                           NCE Payout Ratio %            80
                           Electric Industry %           76*

               * Regulatory Research Associates, Inc. - Utility Focus 10/2/98 Table I.

         ----------------------------
         [Footnotes 14 and 15 not modified.]

         8. By replacing the first paragraph of Item 3.b.2.a. (Insulation from risk) with the following:

                           All of NCE's investments in EWGs and FUCOs are, and in the future will remain, segregated from the NCE Operating Companies. While all of the NCE Companies' present investments in EWGs and FUCOs originally were direct or indirect investments of PSCo and SPS, in File No. 70-8787 (approving the Merger) and File No. 70-9193 (approving the transfer of NCI from PSCo to NC Enterprises), NCE has obtained the authority to segregate existing investments in EWGs and FUCOs from the NCE Operating Companies. Thus, the NCE Operating Companies are, and are currently expected in the future to remain, insulated from the direct effects of investments by NCE and the NCE Companies in EWGs and FUCOs. In connection with any entity that is presently an EWG or FUCO, no NCE Operating Company owes indebtedness or has extended credit or sold or pledged its assets, directly or indirectly, in connection with any EWG or FUCO. Any losses that may be incurred by such EWGs and FUCOs would have no effect on domestic rates of any NCE Operating Company (because of the Applicants' undertaking not to seek recovery in rates). NCE represents that it will not seek recovery through higher rates to the NCE Operating Companies' utility customers in order to compensate NCE for any possible losses that it or the NCE Companies may sustain on investments in EWGs and FUCOs or for any inadequate returns on such investments.

         9.  By  replacing  Item  3.B.2.b.i.   (Debt/equity   ratios)  with  the
following:

               Debt (including short-term debt) ratios of the two major NCE Operating Companies are consistent with the industry range for A-rated electric utilities. The current industry average for A-rated electric utilities is approximately 55%.16

Debt as % of Capitalization    1995            1996         1997         9/30/98
---------------------------    ----            ----         ----         -------

        PSCo                   51%             51%          50%*           52%
        SPS                    42%             49%          49%            47%

         *        Restated to eliminate effect of U.K. Windfall Tax.

         ----------------------------
         16       Standard & Poor's Utility Financial Statistics (Nov. 1998).

         10.  By  replacing  Item  3.B.2.b.iii.   (Security  ratings)  with  the
following:

               The NCE Operating Companies' coverages have generally been within the A and BBB ranges set by the major rating agencies in recent years. The NCE Operating Companies continue to show adequate financial statistics as measured by the rating agencies.

                                         DEBT RATINGS (as of 12/31)
                                         ------------

             S&P Rating:           1995           1996          1997        1998
             ----------            ----           ----          ----        ----

             PSCo                  BBB+           A-            A           A
             SPS                   AA             AA            A           A
             CLFP                  BBB            BBB           BBB         BBB

             Moody's Rating:       1995           1996          1997        1998
             --------------        ----           ----          ----        ----

             PSCo                  Baa1           A3            A3          A3
             SPS                   Aa2            Aa2           Aa2         Aa2
             CLFP                  N/A            N/A           N/A         N/A


             Duff & Phelps Rating: 1995           1996          1997        1998
             --------------------  ----           ----          ----        ----

             PSCo                  N/A            N/A           N/A         A
             SPS                   AA             AA            AA          AA
             CLFP                  N/A            N/A           N/A         N/A

                                   PREFERRED STOCK RATINGS
                                   -----------------------

                  PSCo and SPS have no outstanding traditional preferred stock.

               In addition, the rating agencies consider the NCE Operating Companies as having relatively favorable competitive positions, with Standard & Poor's ranking PSCo "average" and SPS "reasonably strong" business position. See Standard & Poor's Utility Credit Report, May, 1998. In May, 1998, Standard & Poor's affirmed the ratings of both of the major NCE Operating Companies, and revised its 1997 outlook on PSCo to positive from stable. SPS's outlook from Standard & Poor's remains stable.17

               NCE does not believe that investments made in EWGs and FUCOs have negatively affected the first mortgage bond ratings of its NCE
          Operating   Companies,   PSCo  and  SPS.  Upon   announcement
          of the acquisition of Yorkshire Electricity, the credit ratings of PSCo were affirmed by Moody's and Standard & Poor's. None of the ratings of the NCE Operating Companies has been downgraded as a result of investments in an EWG or FUCO.

         -----------------------------
         17       [Footnote 17 not modified.]

         11. By adding the following paragraph at the end of Item 3.C. (Compliance with Rule 54):

                  Moreover, NCE will report to the Commission any non-recourse debt incurred by any NCE Company in financing any acquisition of an interest in an EWG or FUCO in its periodic financial reports and other required reports (including those on Form U-6B-2 and Rule 24 certificates).

         12. By replacing Item 6 (Exhibits and Financial Statements) in its entirety with the following:

         Exhibits
         --------

         Exhibit D-1     Letter of the Colorado Public  Utilities  Commission
                         dated June 16, 1998
         Exhibit D-2     Letter of the Kansas Corporation Commission dated
                         August 6, 1998
         Exhibit D-3     Letter of the New Mexico Public Utility Commission
                         dated June 15, 1998
         Exhibit D-4     Letter of the Oklahoma Corporation Commission dated
                         July 13, 1998
         Exhibit D-5     Letter of the Public Utility Commission of Texas dated
                         July 8, 1998
         Exhibit D-6     Letter of the Wyoming Public Service Commission dated
                         July 23, 1998
         Exhibit F       Opinion of Counsel
         Exhibit G       Financial  Data  Schedule of New  Century  Energies,
                         Inc. (previously filed)

         Exhibit H-1     Ratings of Yorkshire Electricity and YPG (corrected
                         version)
         Exhibit H-2     Proposed Form of Federal Register Notice (previously
                         filed)

         Financial Statements
         --------------------

          FS-1 NCE Consolidated Financial Statements as of December 31, 1997 (incorporated by reference to the Annual Report on Form 10-K of NCE for
                         the  fiscal   year  ended   December   31,  1997
                         (File  No. 1-12927))(previously filed)


                                    SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this Pre-Effective Amendment No. 1 to the Application/Declaration to be signed on its behalf by the undersigned thereunto duly authorized.


                                       NEW CENTURY ENERGIES, INC.



                                       By:      /s/ Richard C. Kelly
                                       ----------------------------------------
                                       Name:      Richard C. Kelly
                                       Title:     Executive Vice President and
                                                  Chief Financial Officer of
                                                  New Century Energies, Inc.


Date: January 19, 1999

                                                                     EXHIBIT D-1
                                                                         2 Pages


                                                              STATE OF COLORADO
PUBLIC UTILITIES COMMISSION                   Department of Regulatory Agencies
                                                        Joseph A. Garcia
Robert J. Hix, Chairman                                Executive Director
Vincent Majkowski, Commissioner
R. Brent Alderfer, Commissioner
Bruce N. Smith, Director
                                                                   Roy Romer
                                                                   Governor


                                         June 16, 1998


Mr. Jonathan G. Katz, Secretary
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Mr. Katz:

         New  Century  Energies,  Inc.  ("NCE")  and Public  Service  Company of
Colorado ("PSCo") advised the Colorado Public Utilities Commission ("Commission") that NCE anticipates that it will make a request to the Securities and Exchange Commission. NCE plans to request approval for an increase in its authority for investments in foreign utility companies ("FUCOs") and exempt wholesale generators ("EWGs") beyond that permitted under existing NCE orders and Rule 53 promulgated under the Public Utility Holding Company Act of 1935 (the "Act"). In connection with such activities, NCE requested that the Commission provide to you the certification contemplated in Section 33(a)(2) of the Act.

         As the State Commission having jurisdiction over the retail electric rates of NCE's public utility subsidiary, PSCo, please be advised that this
Commission:

         (i) has the authority and resources to protect the ratepayers of PSCo and

         (ii)     intends to exercise such authority.

         This certification is applicable to FUCOs and EWGs in which NCE or its subsidiaries seek to obtain an ownership interest. The certification is subject to being revised or withdrawn by the Commission in the future.

                                            Very truly yours,

                                            /s/ Bruce N. Smith
                                            -----------------------------------
                                            Bruce N. Smith
                                            Director

cc:      Office of Consumer Counsel
         Securities and Exchange Commission

1580 Logan Street, Office Level 2, Denver,
         Colorado 80203, (303) 894-2000
www.puc.state.co.us                         Consumer Affairs (303) 894-2070
Permit and Insurance (Outside Denver)1-800-888-0170
Consumer Affairs (Outside Denver) 1-800-456-0858
V/TDD (303) 894-7880                Fax (303) 894-2065
         Hearing Info 1303) 894-2025

                                                                     EXHIBIT D-2
                                                                         2 Pages

                     -------------------------------------
                          Kansas Corporation Commission
                     -------------------------------------

Bill Graves     John Wine       Susan M. Seltsam          Cynthia L. Claus
Governor        Chair           Commissioner              Commissioner


                                             August 6, 1998


Mr. Jonathan G. Katz, Secretary
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Kansas Corporation Commission Certification to the Securities and Exchange Commission Regarding Foreign Utility Company and Exempt Wholesale Generator Ownership by New Century Energies, Inc.

Dear Mr. Katz:

         New Century Energies, Inc. ("NCE") and Southwestern Public Service Company ("SPS") have advised the Kansas Corporation Commission ("Commission" or "KCC") that NCE anticipates requesting approval from the Securities and Exchange Commission ("SEC") for an increase in its authority for investments foreign utility companies ("FUCOs") and exempt wholesale generators ("EWGs") beyond that permitted under existing NCE orders and Rule 53 promulgated under the Public Utility Holding company Act of 1935 ("the Act"). In connection with such activities, NCE has requested that the Commission provide to you the certification contemplated in Section 33(a)(2) of the Act.

         As one of the state commissions having jurisdiction over the retail electric rates of NCE's public utility subsidiary, SPS, please be advised that given the conditions contained in a letter dated August 6, 1998, filed in KCC Docket No. 99-SWPE-076-MIS, this Commission:

         (i) has the authority and resources to protect the ratepayers of SPS and

         (ii) intends to exercise authority.

         This certification is applicable to all FUCOs and EWGs in which NCE or its subsidiaries seek to obtain an ownership interest. This certification is subject to being revised or withdrawn by the Commission at any time.

                                   Sincerely,

/s/ John Wine           /s/ Susan M. Seltsa                /s/ Cynthia L. Claus
-------------           -------------------                --------------------
John Wine               Susan M. Seltsa,                   Cynthia L. Claus
Chair                   Commissioner                       Commissioner


     1500 SW Arrowhead Road, Topeka, Kansas 66604-4027 (785) 271-3100

                                                                     EXHIBIT D-3
                                                                         2 Pages

                                                          GARY JOHNSON, Governor
NEW MEXICO                                               WAYNE SHIRLEY, Chairman
PUBLIC UTILITY                                      BEATRIZ RIVERA, Commissioner
COMMISSION                                      ROBERT M. SCHWARTZ, Commissioner
-------------------------------------------------------------------------------
   Marian Hall * 224 East Palace Avenue * Santa Fe, New Mexico 87501-2013
                   (505) 827-6940 * FAX (505) 827-6973



                                  June 15, 1998

Mr. Jonathan G. Katz, Secretary
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington. D. C. 20549

Re: New Mexico Public Utility Commission Certification to the Securities and Exchange Commission Regarding Foreign Utility Company and Exempt Wholesale Generator Ownership by New Century Energies, Inc.

Dear Mr. Katz:

         New Century Energies Inc. ("NCE") and Southwestern Public Service Company ("SPS") have advised the New Mexico Public Utility Commission ("Commission") that NCE anticipates requesting approval from the Securities and Exchange Commission ("SEC") for an increase in its authority for investments foreign utility companies ("FUCOs") and exempt wholesale generators ("EWGs") beyond that permitted under existing NCE orders and Rule 53 promulgated under the Public Utility Holding Company Act of 1935 ("the Act"). In connection with such activities, NCE has requested that the Commission provide to you the certification contemplated in Section 33(a)(2) of the Act.

         As one of the state commissions having jurisdiction over the retail electric rates of NCE's public utility subsidiary, SPS, please be advised that this Commission:

         (i) has the authority and resources to protect the ratepayers of SPS and

         (ii) intends to exercise such exercise such authority.

         This certification is applicable to all FUCOs and EWGs in which NCE or its subsidiaries seek to obtain an ownership interest. This certification is subject to being revised or withdrawn by the Commission in the future.

                                   Sincerely,


  Excused                /s/ Beatriz Rivera          /s/ Robert M. Schwartz
--------------          ---------------------        -----------------------
Wayne Shirley           Beatriz Rivera               Robert M. Schwartz
Chairman                Commissioner                 Commissioner

                                                                     EXHIBIT D-4
                                                                         2 Pages


BOB ANTHONY                         DENISE A. B0DE                 ED APPLE
Commissioner                        Commissioner                   Commissioner

OKLAHOMA
CORPORATION COMMISSION
P.O. BOX 5200O-2000                                    400 Jim Thorpe Building
OKLAHOMA CITY, OKLAHOMA 73152-2000                     Telephone. (405) 521-2255
                                                       FAX: (405) 521-4150

Office of General Counsel                   Lawrence R. Edmison, General Counsel

                                        July 13, 1998


Mr. Jonathan G. Katz, Secretary
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: State Commission Certification to the Securities and Exchange Commission Regarding Foreign Utility Company Ownership and Exempt Wholesale Generator Ownership; New Century Energies, Inc.

Dear Mr. Katz:

         New Century Energies, Inc. ("NCE") and Southwestern Public Service Company ("SPS") have advised the Oklahoma Corporation Commission (the "Commission") that NCE anticipates requesting approval from the Securities and Exchange Commission ("SEC") for an increase in its authority for investments in foreign utility companies ("FUCO") and exempt wholesale generators ("EWG") beyond that permitted under existing NCE orders and Rule 53 promulgated under the Public Utility Holding Company Act of 1935 (the "Act"). In connection with such activities, NCE has requested that the Commission provide to you the certification contemplated in Section 33(a)(2) of the Act.

         As one of the State Commissions having jurisdiction over the retail electric rates of NCE's public utility subsidiary, SPS, please be advised that this Commission:

         (i)   has  the   authority   and  resources  to  protect  the  Oklahoma
               jurisdictional ratepayers of SPS and,

         (ii)  intends to exercise such authority.

         This certification is applicable to all FUCO's and EWGs in which NCE or its subsidiaries seek to obtain an ownership interest. The certification is subject to being revised or withdrawn by the Commission in the future.

                                        Sincerely

                                        /s/ Ed Apple
                                        --------------------------------
                                        Ed Apple
                                        Chairman

cc:  David Hudson, Southwestern Public Service Company

                        SERVICE - ASSISTANCE - COMPLIANCE

                                                                     EXHIBIT D-5
                                                                        10 Pages


Public Utility Commission of Texas                   Pat Wood, III
1701 N. Congress Avenue                              Chairman
P. 0. Box 13326
Austin, Texas 78711-3326                             Judy Walsh
512/936-7000 - (Fax) 936-7003                        Commissioner
Web Site:         www.puc.state.tx.us
                                                     Patricia A. Curran
                                                     Commissioner

                                  July 8, 1998

Mr. Jonathan G. Katz
Secretary
Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Mr. Katz:

         New Century Energies, Inc. (NCE) and Southwestern Public Service Company (SPS) have advised the Public Utility Commission of Texas (PUCT) that NCE anticipates requesting approval from the Securities and Exchange Commission
(SEC) for an increase in its authority for investment in foreign utility companies (FUCOs) and exempt wholesale generators (EWGs) beyond that permitted under existing NCE orders and Rule 53 promulgated under the Public Utility Holding Company Act of 1935 (PUHCA). In connection with such activities, NCE has requested that the Commission provide to you the certification contemplated in
Section 33(a)(2) of PUHCA of the PUCT's authority to protect the ratepayers of SPS.

         As the Commission having jurisdiction over the retail electric rates of SPS in the State of Texas, please be advised that the PUCT:

          (i) has the authority and resources to protect the ratepayers of SPS; and

          (ii) intends to exercise such authority.

         This certification is applicable to all FUCOs and EWGs in which NCE or its subsidiaries seek to obtain an ownership interest. The certification is subject to being revised or withdrawn by the PUCT in the future.

Page 2
J. G. Katz
July 8, 1998



     NCE has agreed to comply with the requirements of P.U.C. SUBST. R. 23.18 (attached for your convenience) regarding FUCO ownership by exempt holding companies as a condition of PUCT certification. Please contact Ms. Martha Hinkle of the PUCT staff if you have any questions on this matter.

                                   Sincerely,

                                   PUBLIC UTILITY COMMISSION OF TEXAS

                                   /s/ Pat Wood, III
                                   ---------------------------------------
                                   Pat Wood, III, Chairman


                                   /s/ Judy Walsh
                                   ----------------------------------------
                                   Judy Walsh, Commissioner

cc:      Office of Public Utility Regulation
         Securities and Exchange Commission

Attachment:       SUBST. R. 23.18


Printed on recycled paper                   An Equal Opportunity Employer
------------------------------------------------------------------------------

CENTRAL RECORDS            EXECUTIVE DIRECTOR               CUSTOMER PROTECTION
(512) 936-7180             (512) 936-7040                   (512) 936-7150

HUMAN RESOURCES            POLICY DEVELOPMENT               MEDIA RELATIONS
(612) 936-7200             (512) 936-7135                   (512) 936-7060

INFORMATION SYSTEMS        REGULATORY AFFAIRS               CUSTOMER HOTLINE
(512) 936-7090             (512) 936-7300                   (512) 936-7120

TTY (512) 936-7136         (888) 782-8477

Section 23.18 Foreign Utility Company Ownership by Exempt Holding Companies.

(a) Upon request by a holding company which is exempt under Section 3 of the Public Utility Holding Company Act of 1935, codified at 15 United States Code 79, the commission may certify to the SEC that the commission has the authority and resources to protect ratepayers and that it intends to exercise its authority over holding companies owning both a jurisdictional utility and a foreign utility company (FUCO) under the safe harbor provisions of subsection (c) of this section or the case-by-case review provisions of subsection (d) of this section. The commission may also notify the SEC that a previously-issued certification regarding a requesting holding company will be ineffective prospectively.

(b) The commission will seek to protect the public interest in having electricity service available to all citizens of the state at just, fair, and reasonable rates that are unaffected by investments by exempt holding companies in foreign utility companies (FUCOs), while avoiding strictures that would place exempt holding companies at a competitive disadvantage in international markets. The commission will consider these policy goals in each decision whether to issue a certification or to notify the SEC that a previously issued certification is prospectively withdrawn.

(c) The following safe harbor provisions shall be applicable to investments in FUCOs by exempt holding companies that are affiliated with electric utilities subject to the regulatory jurisdiction of the commission:

         (1) The commission shall certify to the SEC that the commission has the authority and resources to protect ratepayers subject to its jurisdiction and that it intends to exercise its authority, provided that all holding companies of electric utilities that are subject to the regulatory jurisdiction of this commission shall have filed with the commission corporate undertakings, signed under oath by an authorized executive officer of the holding company agreeing to adhere to the covenants and to make the filings specified in subsection
                  (c)(2) of this section.

         (2)      The holding company shall adhere to the following covenants:

                  (A) That any indebtedness incurred in relation to the acquisition by the holding company, or by any affiliate of the electric utility, of an ownership interest in a FUCO will be without recourse to the electric utility;

                  (B) That the electric utility, the holding company, or any affiliate of the electric utility will not enter into any agreements under the terms of which the electric utility is obligated to commit funds in order to maintain the financial viability of a FUCO or an affiliate of the electric utility investing in a FUCO;

                  (C) That the electric utility will not provide, directly or indirectly, any guarantees or other forms of credit support for any funds borrowed by the holding company or an affiliate of the electric utility in connection with the acquisition of any ownership interest in a FUCO;

                  (D) That the electric utility, the holding company, or any affiliate of the electric utility will not make any investment in a FUCO under circumstances in which the electric utility would be liable for the debts and/or liabilities of the FUCO incurred as a result of acts or omissions of the FUCO;

                  (E) That the electric utility will maintain and provide a copy to the commission of its accounting policies and procedures that assure that the electric utility is adequately and fairly compensated by the holding company or an affiliate of the electric utility for any use of the electric utility's assets or personnel in furtherance of a FUCO;

                  (F) That the holding company provides the commission reasonable access to books and records and financial statements, or copies thereof, of the FUCO or other affiliate doing business with the FUCO, in English and stated in United States dollars, as the commission may request to:

                           (i) review transactions between the utility and such FUCO or affiliate pursuant to
                                    Section 1.271 of the Act; and

                           (ii) review transactions between any affiliate and the FUCO if such affiliate also has transactions directly or indirectly with the utility;

                  (G)      That  the   holding   company   will  file  with  the
                           commission quarterly a report listing the total amount of the
                           aggregate   investments  by  the  holding  company
                           and its subsidiaries and the percentage of the holding company's consolidated net worth, from the company's most recent SEC form 10Q represented by such investments;

                           (i) "Aggregate investment" means all amounts invested, or committed to be invested, in exempt wholesale generators located outside the United States (foreign EWGs) and FUCOs, for which there is recourse, directly or indirectly, to the holding company. Among other things, the term shall include preliminary development expenses that culminate in the acquisition of a foreign EWG or a FUCO.

                           (ii) Such report shall be filed no later than ten days following the filing of the 10-Q for the quarter.

                  (H) That in the event the holding company anticipates making any investment in a FUCO that would result in the aggregate investment as defined in subparagraph
                           (G) of this paragraph of such holding company exceeding 30% of the consolidated net worth of such holding company, the holding company shall so advise the commission before a final commitment to ownership of such FUCO is made;

                  (I) That the electric utility will provide, by March 31 of each year, a copy of the electric utility's three-year cash flow forecast;

                  (J) That the holding company will provide to the commission all SEC forms for reporting information related to foreign EWG and FUCO investments, no later than ten days after such forms are provided to the SEC;

                  (K) That the holding company will promptly notify the commission whenever any of the following occurs:

                           (i) It is unable to provide the certifications, undertakings, or documents provided for in this paragraph;

                           (ii) The aggregate investment exceeds 30% of consolidated net worth;

                           (iii) The holding company's operating losses attributable to its direct or indirect investments in foreign EWGs and FUCOs exceeded 5.0% of consolidated retained earnings during the previous four quarters; and

                  (L) That the holding company will comply with the informational filing requirements of subsection (d) of this section in connection with a contemplated investment in a FUCO, unless the commission finds good cause not to require the holding company to provide such additional information.

(d) For any occasion for which a holding company has undertaken to notify the commission of an event specified in subsection (c)(2)(H) or (K) of this section, the following provisions apply:

         (1) The holding company shall provide the following information, to the extent such information is reasonably available at the time of submission of the filing, at least 30 days before the date when it anticipates making a final commitment to ownership of a FUCO not already covered by a certification letter:

                  (A) A description of the proposed investment, including a description of the FUCO assets being acquired, their geographical location, the form of the investment (partnership, joint venture, direct purchase, etc.), the holding company's percentage share of the investment, a description of how the investment will fit into the corporate subsidiary structure, and any other information reasonably necessary in the opinion of the holding company to provide a complete overview of the nature of the proposed investment;

                  (B) Any financial requirements and/or commitments by the holding company or the utility that will be made or assumed as a result of this investment; this information should include, but is not limited to, an estimate of the amount of equity capital to be invested;

                  (C) Any debt obligations resulting from this investment which will provide recourse to the holding company or the utility;

                  (D) The holding company's general corporate objectives regarding diversification and foreign utility investments, and the specific objectives of the proposed FUCO investment;

                  (E) A statement that the utility has effective written policies and accounting procedures which insure that any use by the FUCO of assets or personnel of an affiliate of the utility, or other transactions between the FUCO and an affiliate of the utility shall not negatively affect Texas ratepayers; and a statement that the utility will demonstrate in each subsequent rate proceeding before the commission, and each subsequent audit, that no FUCO investment increased the cost of capital or revenue requirement of the utility;

                  (F) A calculation, based on the holding company's most recent SEC Form 10Q, of aggregate consolidated holding company investments as defined in subsection
                           (c)(2)(G) of this section as a percentage of consolidated holding company net worth, stated both before and after all asset transfers from any affiliate of the utility to FUCOs at fair market value;

                  (G) A statement that the holding company will provide to the commission all SEC forms for reporting information related to foreign EWG and FUCO investments, no later than ten days after such forms are provided to the SEC; and

                  (H) Responses to questions, if any, contained on a commission prescribed form.

         (2) The notification prescribed in this subsection may be submitted less than 30 days before the date when the holding company anticipates making a final commitment to ownership of a FUCO not already covered by a certification letter upon a showing of good cause. Good cause for purposes of the preceding sentence shall be deemed to include, without limitation, a representation that the holding company lacked the information required to make a submission hereunder at an earlier date or a representation that making the submission at an earlier date would have unreasonably jeopardized the ability of the holding company to go forward with the contemplated investment.

         (3) In its review of the information provided pursuant to this section, the commission will consider, among other things, the number and magnitude of prior FUCO investments by the holding company, including the diversity among the countries in which such investments are located and other differences between such investments, and the magnitude of the proposed investment and its effect on the diversity of the portfolio.

(e) Post-investment reporting. The utility shall comply with the following post-investment reporting obligations:

         (1) With respect to any investment in a FUCO for which an informational filing was made pursuant to subsection (d)(1) of this section, the utility or holding company shall notify the commission no later than ten days after the holding company makes a final commitment to ownership of a FUCO that such a commitment has been made. Such notice shall include any material corrections, additions, and supplementation of previously-provided information; and

         (2) For any FUCO investment covered by a certification, the utility or holding company shall notify the commission no later than 30 days after any material change in the circumstances or nature of an investment in a FUCO. Such notice shall include all appropriate corrections, additions, and supplementation of previously-provided information. A material change would include, but is not limited to, any change that would have an adverse impact of greater than 1.0% of consolidated net worth most recently reported; full or partial divestiture of the investment; a catastrophic event that destroys a significant amount of FUCO property or results in loss of life that could result in a significant liability claim; a change in the laws or government policy having a material impact on the FUCO; or an event which would place a significant restriction on the repatriation of earnings of the FUCO.

(f)      Commission standards for granting or maintaining certification.

         (1) In general, the commission will issue and continue certification when the aggregate investment in FUCOs and foreign EWGs is less than 30% of the holding company's consolidated net worth, and the company has satisfactorily provided the information and assurances set out in the preceding subsections.

         (2) With respect to any investment in a FUCO for which an informational filing was made pursuant to subsection (d)(1) of this section, the commission shall determine on a case by case basis whether to issue a certification to the SEC or maintain a previously issued certification. The commission shall endeavor to make such a determination prior to the date when the holding company anticipates having to make a final commitment to ownership of the FUCO. If the commission determines that it does not intend to continue certification, it may inform the SEC that maintaining a previously-issued certification would be inappropriate.

         (3) The commission shall notify the holding company requesting the certification or retention of certification of its decision within 45 days of receiving the request. If no action is taken by the commission within 45 days of receiving the request, the certification shall be deemed granted or affirmed.

         (4) Any information submitted by a holding company pursuant to this section may be submitted by the holding company under seal. Each page tendered under seal shall have the words "Confidential Information" typed or stamped on its face. The holding company shall clearly identify each portion of the application alleged to be Confidential Information; identify the exemption to the Open Records Act, Texas Government Code, Chapter 552, applicable to the alleged Confidential Information; and provide a detailed explanation of why the alleged Confidential Information is exempt from public disclosure under the Open Records Act. If the commission receives an Open Records Act request for disclosure of
                  Confidential Information, then the Executive Director shall promptly so notify the holding company. The Executive Director shall timely request an Attorney General's opinion as to whether the information falls within any of the exemptions identified in Subchapter C of the Open Records Act. The
                  Executive Director shall promptly provide to the holding company a copy of an Attorney General opinion regarding the claim of confidentiality. If an Attorney General opinion recommends disclosure of Confidential Information, either in whole or in part, then the Executive Director shall not release such information for ten calendar days, in order to allow the holding company time to pursue any legal remedies that it may have. The holding company may require the execution of an appropriate confidentiality agreement prior to providing access to such confidential information to the Legal Division of the Office of Regulatory Affairs or other interested party. The form of any such confidentiality agreement shall be approved by the Legal Division prior to filing and included with the informational filing.

         (5) Within 45 days of the effective date of this section, each holding company regarding whose FUCO investments the commission has issued a certification letter shall submit to the commission a letter listing all FUCOs in which the company has invested, and

                  (A) making the covenants set forth in subsection (c) of this section, or

                  (B) satisfying the provisions of subsection (d) of this section.

                                 Section 23.18-4

                                                          effective date 2/7/96

                                                                     EXHIBIT D-6
                                                                         2 Pages

THE STATE OF WYOMING
                                                                   JIM GERINGER
                                                                       GOVERNOR

                            Public Service Commission

             HANSEN BUILDING, SUITE 300 2515 WARREN AVENUE CHEYENNE,
                                  WYOMING 82002
              (307) 777-7427 FAX (307) 777-5700 TTY (307) 777-7427
                             http://psc.state.wy.us



STEVE ELLENBECKFR                                       STEPHEN Q. OXLEY
         CHAIRMAN                                            SECRETARY AND CHIEF
KRISTIN H. LEE                                               COUNSEL
         DEPUTY CH                                      DAVID M. MOSIER
STEVIE FURTNEY                                               ADMINISTRATOR
         COMMISSIONER

                                       July 23, 1998


Mr. Jonathan G. Katz
Secretary
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549


Re:      Securities and Exchange Commission file no. _________
         Request for PUHCA Section 33(a)(2) Certification

Dear Mr. Katz:

         The Wyoming Public Service Commission (Commission) has been informed by Cheyenne Light Fuel & Power Company (Cheyenne Light) and New Century Energies, Inc. (NCE), that NCE anticipates requesting approval from the Securities and Exchange Commission (SEC) for an increase in its authority for investments in foreign utility holding companies (FUCOs) and exempt wholesale generators (EWGs) beyond the limits permitted under existing orders concerning NCE and Rule 53 of the Public Utility Holding Company Act of 1935 (15 U.S.C. Sections 79, et seq.)
(Act). In connection with such activities, NCE has requested that the Commission provide you with the certification contemplated in Section 33(a)(2) of the Act, which section was added to the Act by Section 715 of the Energy Policy Act of 1992.

         As the state utility regulatory Commission having jurisdiction over the retail electric and natural gas rates of Cheyenne Light, a public utility and subsidiary of NCE, the Commission hereby certifies that it [i] has the authority and resources to protect the ratepayers of Cheyenne Light, and [ii] intends to exercise such authority.

         This certification is intended to be applicable with respect to all FUCOs. and EWGs in which NCE or its current affiliates now or in the future seek to obtain an ownership interest. This certification is conditioned upon NCE and Cheyenne Light fulfilling the commitments they have made to the Commission as set forth in Attachments to this letter.

         This certification is subject to being revised or withdrawn in the future with regard to any or all future transactions or acquisitions.

                                      Yours very truly,

                                      /s/ Stephen G. Oxley
                                      ------------------------------------
                                      STEPHEN G. OXLEY
                                      Secretary and Chief Counsel

xc:      Office of Public Utility Regulations
         Securities and Exchange Commission
         450 Fifth Street
         Washington, DC 20549

President Richard L. Kaysen, Cheyenne Light

                                                                       EXHIBIT F
                                                                         2 Pages


                           New Century Energies, Inc.
                             1225 Seventeenth Street
                             Denver, Colorado 80202

                                January 19, 1998


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

         RE:      New Century Energies, Inc.
                  Form U-1 Application/Declaration
                  (File No. 70-9341)

Dear Sirs:

         I refer to the Form U-1 Application/Declaration, as amended (the "Application"), under the Public Utility Holding Company Act of 1935, as amended (the "Act"), filed with the Securities and Exchange Commission (the "Commission") by New Century Energies, Inc. ("NCE"), a Delaware corporation. I have acted as counsel for NCE in connection with the Application.

         In the Application, NCE requests that the Commission exempt it from the requirements of Commission Rule 53(a)(1), with respect to the investing by NCE of proceeds from its financings and the issuance of its guarantees authorized by the Commission in other proceedings, by allowing NCE to have an aggregate investment in "exempt wholesale generators" (as defined in section 32(a) of the
Act) and "foreign utility companies" (as defined in section 33(a) of the Act), as calculated in accordance with Rule 53(a)(1)(i), in an amount up to NCE's consolidated retained earnings, as determined in accordance with Rule 53(a)(1)(ii). This opinion is furnished in connection with this requested action.

         I am of the opinion that NCE is a validly organized and duly existing corporation under the laws of the State of Delaware. I am further of the opinion that upon the issuance of a Commission order approving the Application, and assuming that NCE's issuance of securities and guarantees for the purpose of acquiring exempt wholesale generators and foreign utility companies are made in accordance with the terms of the Application and such Commission order (as well as in accordance with the terms of all other applicable rules, regulations, and orders):

         1. All state laws applicable to the proposed transactions will have been complied with;

         2. Securities and guarantees issued by NCE for the purposes described in the Application will be legal, valid, and binding obligations of NCE; and

         3. The consummation of the proposed transactions will not violate the legal rights of the holders of any securities issued by NCE or any associate company of NCE.

         I hereby consent to the use of this opinion as an exhibit to the Application.

                                            Sincerely,

                                            /s/ William M. Dudley
                                            --------------------------------
                                            William M. Dudley

                                                                     EXHIBIT H-1
                                                               Corrected Version




                                   RATINGS OF
                              YORKSHIRE POWER GROUP
                                       and
                         YORKSHIRE ELECTRICITY GROUP plc
                               as of May 12, 1998



         Moodys            S&P               Duff & Phelps         Fitch IBCA
         ------            ---               -------------         ----------

     Short   Long    Short     Long        Short        Long      Short    Long
     --------------------------------------------------------------------------

YPG          Baa2    A-2       BBB+                     BBB+

YEG  P-2     Baa1    A-2       BBB+         D-2         BBB+      F-1       A